                                                                    EXHIBIT 2.3



                              EMPLOYMENT AGREEMENT




       This Employment Agreement (the "Agreement") is made and entered into as of the 3rd_day of September, 1996, by and between American Homestar Corporation, a Texas corporation ("Employer"), and James H. Johnson, III ("Employee").

                              W I T N E S S E T H:

       WHEREAS, Employer desires to employ Employee as provided herein, and Employee desires to accept such employment; and

       WHEREAS, Employee shall, as an employee of Employer, have access to confidential information with respect to Employer and its affiliates;

       NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

       1. Employment. Employer hereby employs Employee and Employee hereby accepts employment with Employer upon the terms and conditions hereinafter set forth.

       2. Duties. Subject to the power of the Board of Directors of Employer to elect and remove officers, Employee shall serve Employer as Chief Operating Officer of Heartland Homes, Inc., a subsidiary of Employer ("HHI") (or in such other office as Employer may determine) and shall perform, faithfully and diligently, the services and functions relating to such office or otherwise reasonably incident to such office as may be designated from time to time by the Board of Directors of Employer; provided, however, that all such services and functions shall be reasonable and within the Employee's area of expertise. Employee shall perform his duties principally at the offices of HHI located in Henderson, North Carolina, with such limited travel to such other locations from time to time as the Board of Directors of Employer may reasonably prescribe. Employee shall devote his full time, attention, energies and business efforts to his duties hereunder and to the promotion of the business and interests of Employer and its affiliates. The foregoing provision shall not be construed to prohibit Employee's passive investments; provided that such activities do not detract in any material respect from the performance of Employee's duties hereunder.

       3. Term. The term of this Agreement shall commence as of the date hereof and shall end on September 2, 2001, unless earlier terminated pursuant to the terms hereof (the "Term").

       4. Compensation. As compensation for his services rendered under this Agreement, during the Term, Employee shall be entitled to receive the following:

              (a) Salary. Employee shall be paid an initial annual salary as provided in Exhibit A attached hereto, such annual salary to be reviewed for increases from time to time by the Board of Directors of Employer.

              (b) Vacation and Benefits. Employee shall be entitled to and shall receive such group benefits as Employer may provide to its other employees at comparable salaries and responsibilities of Employee, with Employee being treated as having completed five or more years of employment with Employer.

              (c) Bonus. Employee shall also be entitled to receive bonuses as provided in Exhibit A attached hereto.

              (d) Expenses. Employer shall reimburse Employee for all reasonable and necessary out-of-pocket travel and other expenses incurred by Employee in rendering services required under this Agreement, on a monthly basis upon submission of a detailed monthly statement and reasonable documentation.

              (e) Stock Options. Employer shall execute and deliver to Employee a Stock Option Agreement, in substantially the forms of Exhibit B attached hereto.

       5.     Confidentiality.

              (a) Acknowledgment of Proprietary Interest. Employee recognizes the proprietary interest of Employer and its affiliates in any Trade Secrets (as hereinafter defined) of Employer and its affiliates. Employee acknowledges and agrees that any and all Trade Secrets currently known by Employee or learned by Employee during the course of his engagement by Employer or otherwise, whether developed by Employee alone or in conjunction with others or otherwise, shall be and is the property of Employer and its affiliates. Employee further acknowledges and understands that his disclosure of any Trade Secrets will result in irreparable injury and damage to Employer and its affiliates. As used herein, "Trade Secrets" means all confidential and proprietary information of Employer and its affiliates, now owned or hereafter acquired, including, without limitation, information derived from reports, investigations, experiments, research, work in progress, drawing, designs, plans, proposals, codes, marketing and sales programs, client lists, client mailing lists, financial projections, cost summaries, pricing formula, and all other concepts, ideas, materials, or information prepared or performed for or by Employer or its affiliates and information related to the business, products or sales of Employer or its affiliates, or any of their respective customers, other than information which is otherwise publicly available; provided, however, "Trade Secrets" does not include any information that is known or readily obtainable by companies within the manufactured housing industry.

              (b) Covenant Not-to-Divulge Trade Secrets. Employee acknowledges and agrees that Employer and its affiliates are entitled to prevent the disclosure of TradeSecrets. As a portion of the consideration for the employment of Employee and for the compensation being paid to Employee by Employer, Employee agrees at all times during the Term and thereafter to hold in strict confidence and not to disclose or allow to be disclosed to any person, firm or corporation, other than to persons engaged by Employer and its affiliates to further the business of Employer and its affiliates, and not to use except in the pursuit of the business of Employer and its affiliates, the Trade Secrets, without the prior written consent of Employer, including Trade Secrets developed by Employee.

              (c) Return of Materials at Termination. In the event of any termination or cessation of his employment with Employer for any reason whatsoever, Employee will promptly deliver to Employer all documents, data and other information pertaining to Trade Secrets. Employee shall not take any documents or other information, or any reproduction or excerpt thereof, containing or pertaining to any Trade Secrets.

              (d) Competition During Employment. Employee agrees that during the Term, neither he, nor any of his affiliates, will directly or indirectly compete with Employer or its affiliates in any way, and that he will not act as an officer, director, employee, consultant, shareholder, lender, or agent of any entity which is engaged in any business of the same nature as, or in competition with, the businesses being conducted by Employer and its affiliates (as used herein, a business is engaged in competition with the business being conducted by Employer and its affiliates if it is involved in the manufacture, distribution or sale at retail of manufactured or modular housing in the territory consisting of the States of Virginia, West Virginia, Maryland, Delaware, Tennessee, North Carolina, South Carolina, Georgia, Florida, Arkansas, Louisiana, Alabama, Texas, Kansas, Kentucky, Oregon, Idaho, Washington, Pennsylvania, Nebraska, Colorado, Mississippi, Arizona, New Mexico, Nevada, Oklahoma, Missouri, Utah, Montana and South Dakota, or any other State where the Employer or its affiliates conduct business during the Term); provided, however, that this Section 5(d) shall not prohibit Employee or any of his affiliates from purchasing or holding an aggregate equity interest of up to 1%, so long as Employee and his affiliates combined do not purchase or hold an aggregate equity interest of more than 5%, in any business in competition with Employer and its affiliates. Furthermore, Employee agrees that during the Term, he will undertake no planning for the organization of any business activity competitive with the work he performs as an employee of Employer and Employee will not combine or conspire with any other employees of Employer and its affiliates for the purpose of the organization of any such competitive business activity. Notwithstanding the above, Employee may engage or participate in a manufactured housing subdivision project to the extent provided in that certain Manufactured Housing Purchase Agreement, of even date herewith, by and among Employer, Employee, HHI and Charles E. Rumbley.

       6. Prohibition on Disparaging Remarks. Employee shall, from the date of this Agreement on, refrain from making disparaging, negative or other similar remarks concerning Employer or any of its affiliates to any third party. Similarly, Employer and its affiliates shall from the date of this Agreement on, refrain from making disparaging, negative or other similar remarks concerning Employee to any third party.

       7. Termination. This Agreement and the employment relationship created hereby shall terminate upon the occurrence of any of the following events:

              (a)    On September 2, 2001;

              (b)    The death of Employee;

              (c)    The "disability" (as hereinafter defined) of Employee;

              (d) Written notice to Employee from Employer of termination for "just cause" (as hereinafter defined);

              (e) Written notice to Employee from Employer of termination for any reason other than "just cause;" or

              (f) 60 days prior written notice to Employer from Employee of termination.

       For purposes of Section 7(c) above, the "disability" of Employee shall mean his inability, because of mental or physical illness or incapacity, to perform his duties under this Agreement for a continuous period of 120 days or for 120 days out of a 150-day period.

       For purposes of Section 7(d) above, "just cause" shall mean (a) the failure or inability for any reason (other than disability) of Employee to devote his full business time to the businesses of Employer and its affiliates, except as permitted hereby,
(b) the commission by Employee of any act involving moral turpitude or the commission by Employee of any act or the suffering by Employee of any occurrence or state of facts, which renders Employee incapable of performing his duties under this Agreement (other than disability), or adversely affects or could be expected to adversely affect Employer's business reputation, (c) Employee's being convicted of a felony, (d) any breach by Employee of any of the terms of, or the failure to perform any material covenant contained in, this Agreement and following notice thereof from Employer to Employee, Employee does not cure such breach or failure within fifteen (15) days thereafter; provided, however, that Employee will not be entitled to cure any breach or failure under this subclause (d) more than one time in any consecutive three month period, or (e) the violation by Employee of reasonable instructions or policies established by Employer or its affiliates which have been communicated to Employee with respect to the operation of their businesses and affairs or Employee's failure to carry out the reasonable instructions of the Chief Executive Officer, President or Board of Directors of Employer or HHI and following notice thereof from Employer to Employee, Employee does not cure any such violation or failure within fifteen (15) days thereafter; provided, however, that Employee will not be entitled to cure any violation or failure under this subclause (e) more than one time in any consecutive three month period.

       Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 5 and 6 above shall survive any termination, for whatever reason, of Employee's employment under this Agreement. In the event of the termination of Employee's employment prior to September 2, 2001, Employee shall be entitled only to the compensation earned by him as of the date of termination, except that if Employee's employment is terminated pursuant to Section 7(e) above, Employee shall be entitled to receive the salary then payable pursuant to Section 4(a) until September 2, 2001.

       8. Liquidated Damages. This Agreement is executed in connection with the acquisition by Employer of all of the issued and outstanding capital stock of HHI, 50% of which stock was acquired from Employee (the "Stock Purchase"). Employee acknowledges that Employee's continued employment with Employer through at least October 2, 1998 is an integral part of the Stock Purchase. Accordingly, Employee hereby agrees that in the event this Agreement is terminated prior to October 2, 1998 for any reason other than as provided in
Section 7(b), (c) or (e) above, Employee shall pay to Employer $25,000 on the first day of each month following the date of such termination through and including October 2, 1998, and a pro rata portion of $25,000 for the month in which such termination occurred. Employer will first offset payments to be made by Employee under this Section 8 against the outstanding principal balance (if any) owing by Employer under that certain Promissory Note, of even date herewith, issued by Employer to Employee in the original principal amount of $750,000 in connection with the Stock Purchase.

       9. Remedies. Employee recognizes and acknowledges that in the event of any default in, or breach of any of, the terms, conditions or provisions of this Agreement (either actual or threatened) by Employee, Employer's and its affiliates remedies at law shall be inadequate. Accordingly, Employee agrees that in such event, Employer and its affiliates shall have the right of specific performance and/or injunctive relief in addition to any and all other remedies and rights at law, in equity or provided herein, and such rights and remedies shall be cumulative.

       10. Acknowledgments. Employee acknowledges and recognizes that the enforcement of any of the provisions set forth in Section 5 and 6 above by Employer and its affiliates will not interfere with Employee's ability to pursue a proper livelihood. Employee recognizes and agrees that the enforcement of this Agreement is necessary to ensure the preservation and continuity of the business and good will of Employer and its affiliates.

       11. Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other shall be deemed to have been duly given if given in writing and personally delivered or sent by facsimile transmission, courier service, overnight delivery service or by mail, registered or certified, postage prepaid with return receipt requested, as follows:

       If to Employer:             American Homestar Corporation
                                   2450 South Shore Boulevard, Suite 300
                                   League City, Texas 77573
                                   Attention: President
                                   Fax No.: (713) 334-9737

       If to Employee:             James H. Johnson, III
                                   235 Warehouse Road
                                   Henderson, North Carolina 27536
                                   Fax No.: (919) 438-7458

Notices delivered personally or by facsimile transmission, courier service or overnight delivery shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of three days after the date of mailing.

       12. Entire Agreement. This Agreement contains the entire agreement of the parties hereto and supersedes all prior agreements and understandings, oral or written between the parties hereto. No modification or amendment of any of the terms, conditions or provisions herein may be made otherwise than by written agreement signed by the parties hereto.

       13. Governing Law and Venue. THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE INTERPRETED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES.

       14. Parties Bound. This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of Employer and Employee, and their respective heirs, personal representatives, successors and assigns. Employer shall have the right to assign this Agreement to any affiliate or to its successors or assigns. The terms "successors" and "assigns" shall include any person, corporation, partnership or other entity that buys all or substantially all of Employer's assets or all of its stock, or with which Employer merges or consolidates. The rights, duties or benefits to Employee hereunder are personal to him, and no such right or benefit may be assigned by him. The parties hereto acknowledge and agree that Employer's affiliates are third-party beneficiaries of the covenants and agreements of Employee set forth in Sections 5 and 6 above.

       15. Estate. If Employee dies prior to the payment of all sums owed, or to be owed, to Employee pursuant to Section 4 above, then such sums, as they become due, shall be paid to Employee's estate.

       16. Enforceability. If, for any reason, any provision contained in this Agreement should be held invalid in part by a court of competent jurisdiction, then it is the intent of each of the parties hereto that the balance of this Agreement be enforced to the fullest extent permitted by applicable law. Accordingly, should a court of competent jurisdiction determine that the scope of any covenant is too broad to be enforced as written, it is the intent of each of the parties that the court should reform such covenant to such narrower scope as it determines enforceable.

       17. Waiver of Breach. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.

       18. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

       19. Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which he or it may be entitled.

       20. Other Obligations. Employee represents and warrants that he is not subject to any agreement which would be violated or breached as a direct or indirect result of Employee executing this Agreement or Employee becoming an employee of Employer.

       21. Affiliate. An "affiliate" of any party hereto shall mean any person controlling, controlled by or under common control with such party.

       22. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, but only one of which need be produced.

       IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


                                           AMERICAN HOMESTAR CORPORATION



                                           By:
                                               --------------------------------
                                 Its:
                                     ------------------------------




                                           ------------------------------------
                                   James H. Johnson, III



                                   EXHIBIT A



         1.   POSITION:                            General Manager & Chief Operating Officer of Heartland Homes, Inc.


         2.   BASE SALARY:                         $100,000 Annually, payable bi-monthly in arrears on the 15th & 30th.


         3.   BONUS COMPENSATION:                  5% of the Bonus Base Profits (BBP) of the Heartland plant operations measured as pretax profit before profit bonus, but after the $25,000 per month corporate expense allocation.  Paid quarterly with no holdback, after quarterly results have been announced.


         4.   CAR ALLOWANCE:                       Employee may continue to use the 1993 Ford F-250, or a comparable vehicle, owned by Employer for Employee's business and personal use, and Employer shall be responsible for the insurance, fuel, repair, maintenance, tires, etc. related thereto.

                                   EXHIBIT B

                         AMERICAN HOMESTAR CORPORATION
                        INCENTIVE STOCK OPTION AGREEMENT

                                ATTACHED HERETO